Exhibit 99.1

UCLOUDLINK GROUP INC. Announces Unaudited Third Quarter 2021 Financial Results

Hong Kong, November 30, 2021 – UCLOUDLINK GROUP INC. (“UCLOUDLINK” or the “Company”) (NASDAQ: UCL), the world’s first and leading mobile data traffic sharing marketplace, today announced its unaudited financial results for the three months ended September 30, 2021.

Third Quarter 2021 Financial Highlights

•	Total revenues were US$19.3 million, representing an increase of 7.4% from US$ 18.0 million in the third quarter of 2020.
•	Gross profit was US$5.5 million, representing a decrease of 3.0% from US$5.6 million in the third quarter of 2020.
•	Loss from operations was US$7.0 million, compared with a loss from operations of US$9.6 million in the third quarter of 2020.
•	Net loss was US$7.0 million, compared with a net loss of US$9.7 million in the third quarter of 2020.
•	Adjusted net loss (non-GAAP) was US$6.0 million, compared with an adjusted net loss of US$5.7 million in the third quarter of 2020.
•	Adjusted EBITDA (non-GAAP) was negative US$5.4 million, compared with negative US$5.0 million in the third quarter of 2020.

Third Quarter 2021 Operational Highlights

•

Total data consumed in the third quarter through the Company’s platform was 43,369 terabytes (the Company procured 6,050 terabytes and our business partners procured 37,319 terabytes) representing a decrease of 12.9% from 49,774 terabytes in the third quarter of 2020.

•

Average daily active terminals in the third quarter were 256,124 (2,031 owned by the Company and 254,093 owned by our business partners), representing an increase of 1.5% from 252,265 in the third quarter of 2020. During the third quarter of 2021, 67.4% of daily active terminals were from uCloudlink 2.0 local data connectivity services and 32.6% of daily active terminals were from uCloudlink 1.0 international data connectivity services. Average daily data usage per terminal was 1.85 GB in September 2021.

•

As of September 30, 2021, we served 2,196 business partners across 52 countries and regions. We had 172 patents with 79 approved and 93 pending approval, and our SIM card pool included SIM cards from 258 MNOs globally.

Executive Commentary

Chaohui Chen, Director and Chief Executive Officer of UCLOUDLINK, noted, “We continued to demonstrate commercial resilience and business vitality in the third quarter of 2021 despite the ongoing impact of COVID-19, generating revenue of US$19.3 million, with a 7.4% increase from the third quarter of 2020. The increase in our total revenues is a strong indication that UCLOUDLINK is well-positioned to grow in the short-term due to our continuous efforts in expanding our platform centric business, and in the long term as we believe that international travel restrictions will be lifted in the future. With the gradual recovery of international travel and the growth of our local data connectivity business, we had an increase in revenue from our 1.0 and 2.0 businesses in the third quarter of 2021 compared to the second quarter of 2021 and we saw continuous business development through online and offline channels such as in US, China, Japan and Europe.”

Mr. Chen continued, “In June 2021, we launched a new technology solution, Hyperconn™, which facilitates UCLOUDLINK to provide better data connectivity and accelerates 5G Cloud era. We continue to utilize our innovative technology to introduce innovative products and services into the market. Our Hyperconn™ technology solution and products were delivered to various markets during the third quarter of 2021, and we have developed more innovative products and services which are in the pipeline and are expected to be released to the market soon. These new products will help accelerate the further development of our 2.0 business. During the third quarter of 2021, our new tablets equipped with Hyperconn™ and cloud SIM technology have been promoted in new industries such as education. Our strategy to expand our network and strengthen our collaborations with local partners through embedding our GlocalMe Inside (GMI), allows us to enter into new industries and expand our PaaS and SaaS ecosystem which require reliable and high-quality data connections, including emergency services, live broadcasting e-commerce, Walkie and Talkie, Industrial Wi-Fi Router and other IoT applications. Our Hyperconn™ technology solution and products have been distributed by our offline retail channels and e-commerce platforms. Our products have received positive feedback and are well recognized and valued by increasing users base, across a wide spectrum of industries. We brought innovative Hyperconn™ technology solution to various application scenarios. We believe that, with the development of technology amid the information era, people have shifted their focus from the basic availability of network connection to a better and high-quality connection, and we are dedicated to providing better connections for everyone.”

Yimeng Shi, Chief Financial Officer of UCLOUDLINK, noted, “We are beginning to see the benefits of a turnaround in travel restrictions internationally. Our uCloudlink 1.0 business revenue increased 6.2% in the third quarter of 2021, compared with the third quarter of 2020. Revenues from PaaS and SaaS services also increased on a year-on-year basis of 81.6% compared with the third quarter of 2020, demonstrating the continuous expansion of our platform centric uCloudlink 2.0 business. The Daily Active Terminals (DAT) of our uCloudlink 2.0 business in the third quarter of 2021 increased 8.5% compared with the second quarter of 2021. Further, our continuous development of new innovative technology services and products and platform centric business elevated our research and development expenses as a percentage of total expenses, excluding share-based compensation expenses and others, to around 29% during the third quarter.”

Third Quarter 2021 Financial Results

Revenues

Total Revenues were US$19.3 million, representing an increase of 7.4% from US$18.0 million in the same period of 2020.

•

Revenues from services were US$10.5 million, representing an increase of 6.4% from US$9.8 million in the same period of 2020. This increase was primarily due to higher revenues from PaaS and SaaS service, partially offset by a decrease in revenues from data connectivity services.

•

Revenues from data connectivity services were US$7.6 million, representing a decrease of 7.5% from US$8.2 million in the same period of 2020. The decrease was primarily attributable to lower revenues from local data connectivity services which went from US$2.5 million in the third quarter of 2020, to US$1.5 million in the third quarter of 2021, and offset by an increase in revenues from international data connectivity services, which went from US$5.7 million in the third quarter of 2020 to US$6.1 million in the third quarter of 2021. The decrease in revenues from local data connectivity services was mainly due to certain customers converted from local data connectivity services to our PaaS and SaaS services. On the other hand, the increase in revenues from international data connectivity services was mainly contributed to the gradual recovery of international travel.

•

Revenues from PaaS and SaaS services were US$2.7 million, representing an increase of 81.6% from US$1.5 million in the same period of 2020. This increase was primarily due to the expansion in the number of our business partners that use our PaaS and SaaS services to provide local data connectivity services.

•

Revenues from sales of products were US$8.8 million, representing an increase of 8.6% from US$8.2 million in the same period of 2020. The increase was primarily contributed to the growth of the data related products in this quarter.

•	Geographic Distribution

During the third quarter of 2021, as a percentage of our total revenues, Japan contributed 46.6%, Mainland China contributed 3.7% and other countries and regions contributed the remaining 49.7%, compared with 56.4%, 5.4% and 38.2% contributed from Japan, Mainland China and other countries and regions respectively in the third quarter of 2020.

Cost of Revenues

Cost of revenues was US$13.8 million, representing an increase of 12.1% from US$12.4 million in the same period of 2020. This increase was due to the higher cost of the products sold, partially offset by a decrease in cost of services.

•

Cost of services was US$5.9 million, representing a decrease of 5.2% from US$6.2 million in the same period of 2020. The decrease was contributed to the rising proportion of revenues from PaaS and SaaS services which had higher gross margin.

•

Cost of products sold was US$7.9 million, representing an increase of 29.7% from US$6.2 million in the same period of 2020. The increase was mainly resulted from products mix and rising material costs due to global supply chain constraints.

Gross Profit

Overall gross profit was US5.5 million, 28.3% in overall gross margin, compared to US$5.6 million, and 31.3%, respectively in the same period of 2020.

Our gross profit on services was US$4.6 million, 43.5% in gross margin, compared to US$3.6 million, and 36.6%, respectively in the same period of 2020.

Our gross profit on sales of products was US$0.9 million, 10.2% in gross margin, compared to US$2.0 million, and 24.8%, respectively in the same period of 2020.

Operating Expenses

Total operating expenses were US$12.7 million, compared to US$19.7 million in the same period of 2020.

•

Research and development expenses were US$3.5 million, representing a decrease of 26.6% from US$4.8 million in the same period of 2020. This decrease was primarily due to a decrease of US$1.8 million in share-based compensation expenses, partially offset by an increase of US$0.2 million in staff cost and an increase of US$0.2 million in professional service fee.

•

Sales and marketing expenses were US$3.1 million, representing a decrease of 46.1% from US$5.7 million in the same period of 2020. This decrease was primarily due to a decrease of US$2.3 million in share-based compensation expense and a decrease of US$0.3 million in staff cost.

•

General and administrative expenses were US$6.1 million, representing a decrease of 33.9% from US$9.2 million in the same period of 2020. This decrease was primarily due to a decrease of US$3.0 million in share-based compensation expenses, and a decrease of US$1.3 million account receivable bad debt provision, partially offset by an increase of US$1.0 million in staff cost.

Loss from Operations

Loss from operations was US$7.0 million, compared with a loss from operations of US$9.6 million in the same period of 2020.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA (Non-GAAP), which excludes the impact of share-based compensation, fair value gain/loss in other investments, share of profit/loss in equity method investment, net of tax, interest expense, income tax expenses and depreciation and amortization, was negative US$5.4 million, compared to negative US$5.0 million in the same period of 2020.

Net Interest Expenses

Net interest expenses were US$0.05 million, compared to US$0.04 million net interest expenses in the same period of 2020.

Net Loss

Net loss was US$7.0 million, compared with net loss of US$9.7 million in the same period of 2020.

Adjusted Net Loss (Non-GAAP)

Adjusted net loss, which excludes the impact of share-based compensation, the fair value gain/loss in other investments and share of profit/loss in equity method investment, net of tax, was US$6.0 million, compared with an adjusted net loss US$5.7 million in the same period of 2020.

Basic and Diluted Loss per ADS

Basic and diluted loss per ADS attributable to ordinary shareholders were US$0.25 in the third quarter of 2021, basic and diluted loss per ADS was US$0.34 in the same period of 2020.

Cash and Cash Equivalents and Short-Term Deposits

As of September 30, 2021, the Company had cash and cash equivalents, and short-term deposits of US$14.5 million, compared to US$18.6 million as of June 30, 2021. The decrease was primarily due to an outflow of US$5.7 million for operations and a repayment of US$2.0 million to bank borrowings, partially offset by net proceeds of US$3.5 million from bank borrowings.

Capital Expenditures (“CAPEX”)

CAPEX was US$0.3 million compared to US$0.1 million in the same period of 2020.

Business Outlook

For the fourth quarter of 2021, UCLOUDLINK expects total revenues to be between US$17.5 million and US$18.0 million, representing an 2.9% to 5.9% increase from the same period of 2020.

The above outlook is based on current market conditions and reflects the Company’s preliminary estimates of market and operating conditions and customer demand. The global outbreak of COVID-19, which has had a severe and negative impact on the global economy since the first quarter of 2020, continues to present various global risks, the full impact of which are still evolving. We will carefully monitor COVID-19 related factors such as vaccine rollouts, the impact of which is difficult to analyze and predict, and subject to change.

Recent Developments

The patent infringement disputes in U.S. have significant development and progress. We and SIMO Holdings Inc. (collectively with its affiliates, the “SIMO”) entered into a settlement agreement. Pursuant to the settlement agreement, the initiating parties of all cases between UCLOUDLINK and SIMO have submitted applications to withdraw these cases.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents, adjusted net loss and adjusted EBITDA, as supplemental measures to review and assess the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted net loss is defined as net loss excluding share-based compensation, fair value gain/loss in other investments and share of profit/loss in equity method investment, net of tax. Adjusted EBITDA is defined as net loss excluding share-based compensation, fair value gain/loss in other investments, share of profit/loss in equity method investment, net of tax, interest expense, income tax expenses and depreciation and amortization.

The Company believes that adjusted net loss and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in loss from operations and net loss. The Company believes that adjusted net loss and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net loss and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation and fair value gain/loss in other investments have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of adjusted net loss. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating its performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

UCLOUDLINK will hold a conference call at 8:30 a.m. Eastern Time on Tuesday, November 30, 2021 (9:30 p.m. Beijing Time on the same day) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

International:	+1-412-902-4272
US (Toll Free):	+1-888-346-8982
UK (Toll Free)	0-800-279-9489
UK (Local Toll)	0-207-544-1375
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong (Local Toll):	+852-3018-4992
Singapore (Toll Free):	800-120-6157
Australia (Toll Free):	1-800-121301

Participants should dial in at least 10 minutes before the scheduled start time and ask to be connected to the call for “UCLOUDLINK GROUP INC.”

Additionally, a live and archived webcast of the conference call will be available at https://ir.ucloudlink.com.

A telephone replay will be available one hours after the end of the conference until December 7, 2021 by dialing:

US (Toll Free):	+1-877-344-7529
International:	+1-412-317-0088
Canada (Toll Free):	855-669-9658
Replay Passcode:	10162186

About UCLOUDLINK GROUP INC.

UCLOUDLINK is the world’s first and leading mobile data traffic sharing marketplace, pioneering the sharing economy business model for the telecommunications industry. The Company’s products and services deliver unique value propositions to mobile data users, handset and smart-hardware companies, mobile virtual network operators (MVNOs) and mobile network operators (MNOs). Leveraging its innovative cloud SIM technology and architecture, the Company has redefined the mobile data connectivity experience by allowing users to gain access to mobile data traffic allowance shared by network operators on its marketplace, while providing reliable connectivity, high speeds and competitive pricing.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the financial guidance and quotations from management in this announcement, as well as UCLOUDLINK’s strategic and operational plans, contain forward-looking statements. UCLOUDLINK may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about UCLOUDLINK’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UCLOUDLINK’s strategies; UCLOUDLINK’s future business development, financial condition and results of operations; UCLOUDLINK’s ability to increase its user base and usage of its mobile data connectivity services, and improve operational efficiency; competition in the global mobile data connectivity service industry; changes in UCLOUDLINK’s revenues, costs or expenditures; governmental policies and regulations relating to the global mobile data connectivity service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to UCLOUDLINK’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and UCLOUDLINK undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

UCLOUDLINK GROUP INC.
Bob Shen
Tel: +852-2180-6111
E-mail: ir@ucloudlink.com

Investor Relations:
The Equity Group Inc.
Adam Prior, Senior Vice President
Tel: (212) 836-9606
E-mail: aprior@equityny.com

In China:
Lucy Ma, Associate
Tel: +86 10 5661 7012
E-mail: lma@equityny.com

UCLOUDLINK GROUP INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of US$, except for share and per share data)

	As of December 31,	As of September 30,
	2020	2021
ASSETS
Current assets
Cash and cash equivalents	21,989	14,339
Restricted cash	8,237	-
Short-term deposit	196	197
Accounts receivable, net	6,745	12,783
Inventories	5,847	7,076
Prepayments and other current assets	7,477	5,402
Other investments	19,185	18,265
Amounts due from related party	2,264	1,963
Total current assets	71,940	60,025
Non-current assets
Prepayments	2,116	1,516
Long-term investments	1,306	1,665
Other investments	17,824	15,018
Property and equipment, net	3,029	1,978
Intangible assets, net	1,039	1,014
Total non-current assets	25,314	21,191
TOTAL ASSETS	97,254	81,216

LIABILITIES
Current liabilities
Short term borrowings	3,704	6,313
Accrued expenses and other liabilities	25,742	27,066
Accounts payable	8,701	10,370
Amounts due to related party	1,503	1,513
Contract liabilities	889	1,236
Total current liabilities	40,539	46,498
Non-current liabilities
Other non-current liabilities	321	277
Total non-current liabilities	321	277
TOTAL LIABILITIES	40,860	46,775

SHAREHOLDERS’ EQUITY
Class A ordinary shares	8	8
Class B ordinary shares	6	6
Additional paid-in capital	220,292	228,842
Accumulated other comprehensive loss	(429)	(389)
Accumulated losses	(163,483)	(194,026)
TOTAL SHAREHOLDERS’ EQUITY	56,394	34,441
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	97,254	81,216

UCLOUDLINK GROUP INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(In thousands of US$, except for share and per share data)

	For the three months ended		For the nine months ended
	September 30, 2020	September 30, 2021	September 30, 2020	September 30, 2021
Revenues	17,996	19,322	72,543	56,256
Revenues from services	9,839	10,467	37,137	28,177
Sales of products	8,157	8,855	35,406	28,079
Cost of revenues	(12,366)	(13,861)	(49,584)	(39,861)
Cost of services	(6,234)	(5,910)	(21,092)	(16,370)
Cost of products sold	(6,132)	(7,951)	(28,492)	(23,491)
Gross profit	5,630	5,461	22,959	16,395
Research and development expenses	(4,766)	(3,499)	(21,326)	(10,338)
Sales and marketing expenses	(5,710)	(3,080)	(23,797)	(10,296)
General and administrative expenses	(9,173)	(6,062)	(33,637)	(23,108)
Other income/(expense)	4,439	196	5,092	(3,182)
Loss from operations	(9,580)	(6,984)	(50,709)	(30,529)
Interest income	8	3	34	12
Interest expenses	(43)	(54)	(271)	(143)
Loss before income tax	(9,615)	(7,035)	(50,946)	(30,660)
Income tax (expense)/credit	(50)	-	(87)	4
Share of profit in equity method investment, net of tax	-	60	-	113
Net loss	(9,665)	(6,975)	(51,033)	(30,543)
Accretion of Series A Preferred Shares	-	-	(1,293)	-
Attributable to:
Equity holders of the Company	(9,665)	(6,975)	(52,326)	(30,543)
Non-controlling interests	-	-	-	-

Loss per share for Class A and Class B ordinary shares
Basic	(0.03)	(0.02)	(0.21)	(0.11)
Diluted	(0.03)	(0.02)	(0.21)	(0.11)

Loss per ADS (10 Class A shares equal to 1 ADS)
Basic	(0.34)	(0.25)	(2.07)	(1.08)
Diluted	(0.34)	(0.25)	(2.07)	(1.08)

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	281,551,900	283,940,191	252,819,307	283,321,967
Diluted	281,551,900	283,940,191	252,819,307	283,321,967

Net loss	(9,665)	(6,975)	(51,033)	(30,543)
Other comprehensive income, net of tax
Foreign currency translation adjustment	250	(392)	98	40
Total comprehensive loss	(9,415)	(7,367)	(50,935)	(30,503)

UCLOUDLINK GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US$)

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2020	2021	2020	2021
Net cash generated from/(used in) operating activities	(433)	(5,718)	3,488	(18,569)
Net cash used in investing activities	(955)	(255)	(35,306)	(735)
Net cash (used in)/generated from financing activities	(3,570)	2,004	23,893	3,848
Decrease in cash, cash equivalents and restricted cash	(4,958)	(3,969)	(7,925)	(15,456)
Cash, cash equivalents and restricted cash at beginning of the period	37,136	18,381	40,274	30,226
Effect of exchange rates on cash, cash equivalents and restricted cash	389	(73)	218	(431)
Cash, cash equivalents and restricted cash at end of the period	32,567	14,339	32,567	14,339

UCLOUDLINK GROUP INC.

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands of US$)

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2020	2021	2020	2021
Reconciliation of Net Loss to Adjusted Net Loss
Net loss	(9,665)	(6,975)	(51,033)	(30,543)
Add: share-based compensation	7,870	845	44,724	7,551
fair value (gain)/loss in other investments	(3,869)	175	(2,873)	3,726
Less: share of profit in equity method investment, net of tax	-	(60)	-	(113)
Adjusted net loss	(5,664)	(6,015)	(9,182)	(19,379)

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2020	2021	2020	2021
Reconciliation of Net Loss to Adjusted EBITDA
Net loss	(9,665)	(6,975)	(51,033)	(30,543)
Add:
Interest expenses	43	54	271	143
Income tax expense/(credit)	50	-	87	(4)
Depreciation and amortization	550	575	1,712	1,719
EBITDA	(9,022)	(6,346)	(48,963)	(28,685)
Add: share-based compensation	7,870	845	44,724	7,551
fair value (gain)/loss in other investments	(3,869)	175	(2,873)	3,726
Less: share of profit in equity method investment, net of tax	-	(60)	-	(113)
Adjusted EBITDA	(5,021)	(5,386)	(7,112)	(17,521)